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                            November 17, 2023

       Yuanjun Ye
       Chief Financial Officer
       LightInTheBox Holding Co., Ltd.
       51 Tai Seng Avenue
       #05-02B/C, Pixel Red
       Singapore 533941

                                                        Re: LightInTheBox
Holding Co., Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 28, 2023
                                                            File No. 001-35942

       Dear Yuanjun Ye:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       General

   1. We note your response to prior comment 1. In order to clarify the scope of your review, please supplementally
describe the steps you have taken to confirm that none of the members of your board
or the boards of your consolidated foreign operating entities are officials of the
Chinese Communist Party. For instance, please tell us how the board
                                                        members    current or
prior memberships on, or affiliations with, committees of the Chinese
                                                        Communist Party
factored into your determination. In addition, please tell us whether you have relied upon third
party certifications such as affidavits as the basis for your disclosure.
 Yuanjun Ye
LightInTheBox Holding Co., Ltd.
November 17, 2023
Page 2


       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                       Sincerely,
FirstName LastNameYuanjun Ye
                                                       Division of Corporation
Finance
Comapany NameLightInTheBox Holding Co., Ltd.
                                                       Disclosure Review
Program
November 17, 2023 Page 2
cc:       Yu Wang
FirstName LastName